Exhibit (1.2)

(TRANSLATION)

REGULATIONS OF THE BOARD OF DIRECTORS

Classification	:	A01 - K002
Date of Enforcement	:	August 21, 1951
Date of Latest Amendment	:	September 12, 2003

Article 1. Scope of Application

Except as otherwise provided for in the laws and regulations or the Articles of Incorporation, these Regulations shall govern matters pertaining to meetings of the Board of Directors of the Company.

Article 2. Holding of Meetings

Meetings of the Board of Directors shall consist of ordinary and extraordinary meetings. An ordinary meeting shall in principle be held once every month and an extraordinary meeting shall be held from time to time as necessary.

Article 3. Person to Convene

(1)	A meeting of the Board of Directors shall be convened either by the Chairman or by the President.

(2)	When both the Chairman and the President are unable to so act or their positions are vacant, the meeting shall be convened by an Executive Vice President, Executive Managing Director or Managing Director, in the order named herein.

Article 4. Convocation

The notice for convening a meeting mentioned in the preceding article shall be sent to each Director and Statutory Auditor at least two (2) days prior to the date of the meeting, provided that such period may be shortened in case of urgency.

Article 5. Chairman

(1)	The Chairman or the President shall preside over a meeting of the Board of Directors.

(2)	In case the Chairman and the President are unable to so act or their positions are vacant, the provisions of Paragraph 2 of Article 3 shall apply.

Article 6. Method of Resolution

(1)	A resolution at a meeting of the Board of Directors shall be adopted by a majority of the Directors present thereat who shall constitute a majority of the total Directors in office.

(2)	In the event that the votes of the Directors are equally divided on any resolution, the matter shall be decided by the Chairman of the meeting.

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Article 7. Matters to be Resolved

(1)	The following matters shall be subject to resolution of the Board of Directors:

1.	Matters for which a resolution of the Board of Directors is required under the laws and regulations;

2.	Matters delegated on the resolution at the general meeting of shareholders;

3.	Matters for which a resolution of the Board of Directors is required under the Articles of Incorporation;

4.	Other important matters related to the conduct of business;

(2)	The Board of Directors shall provide standards (those for resolution) for matters that require a resolution at a meeting of the Board of Directors in accordance with the foregoing paragraph.

Article 8. Measures in Case of Emergency

In the event that, because of emergency, there is insufficient time to convene a meeting of the Board of Directors for discussion of a matter, the President may make a decision on the matter on his own judgement, except as otherwise provided for in the laws and regulations or the Articles of Incorporation. However, such measures taken by the President shall be reported for approval to the next meeting of the Board of Directors thereafter.

Article 9. Minutes of Meetings

The substance of proceedings and the results of a meeting of the Board of Directors shall be recorded in the minutes, and the Directors and Statutory Auditors present thereat shall affix their names and seals thereto. The minutes shall be kept for ten (10) years by the Company.

Article 10. Amendment and Abolition of Regulations

Amendments or abolition of these Regulations shall be effected by a resolution of the Board of Directors.

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